BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

May 19, 2025

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

CLEARSTREAM INTERNATIONAL SA – Added in Custody, Clearance, or Settlement section

BANCO NACIONAL DE MEXICO, S.A. changed to BANCO CITI MÉXICO S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INTEGRANTE DEL GRUPO FINANCIERO CITI MÉXICO – Name change in Custody, Clearance, or Settlement section

<u>Updated Legal Opinion Pursuant to Exchange Act Rule 15Fb2-4(c)(1)(ii)</u>